Exhibit 99.1

Hepsiburada Announces Second Quarter 2026 Financial Results

ISTANBUL, August 6, 2026 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the second quarter ended June 30, 2026.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three and six months ended June 30, 2026, including figures corresponding to the same periods of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of June 30, 2026. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at June 30, 2026 are as follows:

Date	Index	Conversion Factor
30 June 2026	4,137.9	1.00
31 December 2025	3,513.9	1.18
30 June 2025	3,132.2	1.32

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-Unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included under the “Highlights” sections. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Second Quarter 2026 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) increased by 2.8% to TRY 56.7 billion compared to TRY 55.1 billion in Q2 2025.

o	IAS 29-Unadjusted GMV increased by 36.1% to TRY 56.0 billion compared to Q2 2025.

•	Revenue increased by 3.1% to TRY 22,810.9 million compared to TRY 22,120.3 million in Q2 2025.

•	Number of Orders increased by 13.4% to 19.5 million compared to 17.2 million in Q2 2025.

•	Average Order Value decreased by 9.4% in Q2 2026 compared to Q2 2025.

•	Active Customers increased by 2.5% to 11.5 million compared to 11.3 million as of June 30, 2025.

•	Order Frequency increased by 14.9% to 7.4 compared to 6.5 as of June 30, 2025.

•	Active Merchants decreased by 0.2% to 100.1 thousand compared to 100.3 thousand as of June 30, 2025.

•	Share of Marketplace GMV increased by 0.1 percentage points (“pp”) to 68.6% compared to Q2 2025.

•	Free Cash Flow decreased by 65.5% to TRY 1,553.2 million from TRY 4,498.6 million in Q2 2025.

•	EBITDA decreased to TRY 239.2 million compared to TRY 976.9 million in Q2 2025. Accordingly, EBITDA as a percentage of GMV was at 0.4%, a 1.4pp decrease compared to 1.8% in Q2 2025.

o	IAS 29-Unadjusted EBITDA decreased by 11.2% to TRY 979.1 million compared to TRY 1,102.6 million in Q2 2025. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q2 2026 decreased by 0.9pp to 1.7% compared to 2.7% in Q2 2025.

•	Net loss for the period was TRY 1,889.6 million compared to a net loss of TRY 956.2 million for Q2 2025.

First Half 2026 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) increased by 14.7% to TRY 118.6 billion compared to TRY 103.3 billion in H1 2025.

o	IAS 29-Unadjusted GMV increased by 50.5% to TRY 112.5 billion compared to H1 2025.

•	Revenue increased by 12.5% to TRY 47,570.1 million compared to TRY 42,268.6 million in H1 2025.

•	Number of Orders increased by 17.7% to 39.8 million compared to 33.8 million in H1 2025.

•	Average Order Value decreased by 2.5% in H1 2026 compared to H1 2025.

•	Active Customers increased by 2.5% to 11.5 million compared to 11.3 million as of June 30, 2025.

•	Order Frequency increased by 14.9% to 7.4 compared to 6.5 as of June 30, 2025.

•	Active Merchants decreased by 0.2% to 100.1 thousand compared to 100.3 thousand as of June 30, 2025.

•	Share of Marketplace GMV remained flat at 68.7% compared to H1 2025.

•	Free Cash Flow decreased by 88.9% to TRY 354.4 million from TRY 3,193.6 million in H1 2025.

•	EBITDA decreased to TRY 689.0 million compared to TRY 1,129.3 million in H1 2025. Accordingly, EBITDA as a percentage of GMV was at 0.6%, a 0.5pp decrease compared to 1.1% in H1 2025.

o	IAS 29-Unadjusted EBITDA increased by 8.9% to TRY 2,148.3 million compared to TRY 1,973.6 million in H1 2025. IAS 29-Unadjusted EBITDA as a percentage of GMV in H1 2026 decreased by 0.7pp to 1.9% compared to 2.6% in H1 2025.

•	Net loss for the period was TRY 2,951.1 million compared to a net loss of TRY 1,453.5 million for H1 2025.

Commenting on the results, Ender Özgün, CEO of Hepsiburada said:

“The second quarter saw a moderation in consumer demand, reflecting the implications of pressures from inflation and an extended holiday period.

Despite the softer market environment, Hepsiburada maintained its competitive position, with real GMV growth of 14.7% and order growth of 17.7% in the first half of the year.

We managed to increase the Order Frequency of our customers by 14.9%, reflecting stronger customer engagement on our platform. Furthermore, during the first half of 2026, our revenues amounted to TRY 47,570.1 million, increasing by 12.5% year over year.

On the fintech side, we introduced our new loan product, Hepsitaksit in June. During its first month of operation, Hepsitaksit facilitated 0.4% of total GMV.

EBITDA amounted to TRY 239.2 million during the quarter, while EBITDA as a percentage of GMV was 0.4%, reflecting higher expenses driven by increased marketing activities and efforts to speed up and reduce the cost of delivery for merchants. For the first half of the year, EBITDA totaled TRY 689.0 million, with EBITDA as a percentage of GMV of 0.6%.

The increase in Net Loss to TRY 1,889.6 million in Q2 2026 from TRY 956.2 million in Q2 2025 was primarily due to continued investments in growth initiatives.

We appreciate the continued support of our shareholders, the trust placed in us by our customers and partners, and the dedication demonstrated by our entire team.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key operating and unaudited financial data as of and for the three months ended June 30, 2026 and June 30, 2025 and the six months ended June 30, 2026 and June 30, 2025 prepared in accordance with IFRS Accounting Standards as issued by the IASB. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on June 30, 2026 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended June 30,				Six months ended June 30,
	unaudited				unaudited
(in TRY million unless indicated otherwise)	2026	2025	y/y %		2026	2025	y/y %
GMV (TRY in billions)	56.7	55.1	2.8%		118.6	103.3	14.7%
Marketplace GMV (TRY in billions)	38.8	37.7	2.9%		81.5	71.0	14.9%
Share of Marketplace GMV (%)	68.6%	68.5%	0.1	pp	68.7%	68.7%	0.0	pp
Number of Orders (millions)	19.5	17.2	13.4%		39.8	33.8	17.7%
Active Customers (millions)	11.5	11.3	2.5%		11.5	11.3	2.5%
Revenue	22,810.9	22,120.3	3.1%		47,570.1	42,268.6	12.5%
Gross Contribution	8,621.6	8,369.8	3.0%		17,715.5	15,823.5	12.0%
Gross Contribution Margin (%)	15.2%	15.2%	0.0	pp	14.9%	15.3%	(0.4	)pp
Net loss for the period	(1,889.6)	(956.2)	97.6%		(2,951.1)	(1,453.5)	103.0%
EBITDA	239.2	976.9	(75.5)%		689.0	1,129.3	(39.0)%
EBITDA as a percentage of GMV (%)	0.4%	1.8%	(1.4	)pp	0.6%	1.1%	(0.5	)pp
Net cash provided by operating activities	2,274.0	5,115.9	(55.6)%		1,851.2	4,643.6	(60.1)%
Free Cash Flow	1,553.2	4,498.6	(65.5)%		354.4	3,193.6	(88.9)%

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, Share of Marketplace GMV, Gross Contribution Margin, EBITDA as a percentage of GMV, Number of Orders and Active Customers in the “Certain Definitions” section of this press release.

ESG Actions

Hepsiburada remains committed to fostering inclusive economic growth and social development. In Q2 2026, the Company continued to grow its flagship “Technology Empowerment for Women Entrepreneurs” (TEWE) program, reaching over 73,000 women entrepreneurs to date. The program continues to provide essential support through commission discounts, marketing and communication resources including professional product photography. Following the successful completion of the “Your Companion Is Here” education program (launched in September 2025), the Company launched a second-phase mentorship program in April 2026. Under the “Türkiye's Women Entrepreneurs” protocol signed with the Ministry of Family and Social Services, Hepsiburada hosted in-person training sessions with women entrepreneurs and cooperatives in Ankara in April 2026 and Bursa in June 2026.

Additionally, under the “One Smile is Enough” project, the Company hosted Children’s Workshops at the 7th Mardin Biennial between May 15 and June 2, 2026, engaging local children through creative arts.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy are reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.
(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.
(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.
(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.
(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Revenue

	Three months ended June 30,			Six months ended June 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %	2026	2025	y/y %
Sale of goods[1] (1P)	14,919.0	14,700.0	1.5%	31,213.3	27,559.7	13.3%
Marketplace revenue[2] (3P)	2,980.0	2,437.0	22.3%	6,163.8	4,905.5	25.6%
Delivery service revenue	3,632.0	3,460.0	5.0%	7,631.0	6,722.1	13.5%
Other	1,279.9	1,523.3	(16.0)%	2,562.1	3,081.2	(16.8)%
Revenue	22,810.9	22,120.3	3.1%	47,570.1	42,268.6	12.5%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission and other contractual charges to the merchants.

Our revenue increased by 3.1% to TRY 22,810.9 million in Q2 2026 compared to TRY 22,120.3 million in Q2 2025. This was due to a 1.5% increase in our 1P revenue (comprising 65.4% of total revenue), a 22.3% increase in our 3P revenue (comprising 13.1% of total revenue) and a 5.0% increase in delivery service revenue (comprising 15.9% of total revenue), partially offset by a 16.0% decrease in other revenue (comprising 5.6% of total revenue) compared to Q2 2025.

1P revenue increased by 1.5% to TRY 14,919.0 million in Q2 2026 compared to TRY 14,700.0 million in Q2 2025, whereas 3P revenue increased by 22.3% to TRY 2,980.0 million in Q2 2026 compared to TRY 2,437.0 million in Q2 2025, mainly driven by a 1.2pp increase in the contribution of our higher-margin 3P business.

The 5.0% increase in delivery service revenue compared to Q2 2025 was mainly due to an increase in delivery service revenue from the off-platform customers of Hepsijet.

The 16.0% decrease in other revenue compared to Q2 2025 was mainly due to the decrease in consumer finance revenue, Hepsipay income and fulfilment revenue, partially offset by an increase in HepsiAd revenue.

Gross Contribution

	Three months ended June 30,			Six months ended June 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %	2026	2025	y/y %
Revenue	22,810.9	22,120.3	3.1%	47,570.1	42,268.6	12.5%
Cost of inventory sold	(14,189.3)	(13,750.6)	3.2%	(29,854.6)	(26,445.1)	12.9%
Gross Contribution	8,621.6	8,369.8	3.0%	17,715.5	15,823.5	12.0%
Gross Contribution Margin (% of GMV)	15.2%	15.2%	0.0%	14.9%	15.3%	-0.4%

Gross Contribution Margin remained flat at 15.2% in Q2 2026 compared to Q2 2025.

The table below shows the monthly inflation rates in 2026 and 2025.

Consumer Inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	July	Aug	Sep	Oct	Nov	Dec
2026	5%	3%	2%	4%	2%	1%
2025	5%	2%	2%	3%	2%	1%	2%	2%	3%	3%	1%	1%

Source: Data as announced by TurkStat

As of June 30, 2026, the annual inflation rate published by TurkStat was 32.1%, declining from 35.1% as of June 30, 2025, and increasing from 30.9% as of March 31, 2026. The monthly inflation rates during the second quarter of 2026 were 4.2%, 1.7% and 1.0% in April, May and June, respectively.

Operating Expenses

The table below shows our operating expenses for the three months and six months ended June 30, 2026 and 2025 in absolute terms and as a percentage of GMV:

	Three months ended June 30,				Six months ended June 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %		2026	2025	y/y %
Cost of inventory sold	(14,189.3)	(13,750.6)	3.2%		(29,854.6)	(26,445.1)	12.9%
% of GMV	(25.0)%	(25.0)%	(0.1	)pp	(25.2)%	(25.6)%	0.4	pp
Shipping and packaging expenses	(2,880.7)	(2,367.9)	21.7%		(5,873.6)	(4,668.5)	25.8%
% of GMV	(5.1)%	(4.3)%	(0.8	)pp	(5.0)%	(4.5)%	(0.4	)pp
Payroll and outsource staff expenses	(2,694.5)	(2,395.2)	12.5%		(5,609.5)	(5,045.7)	11.2%
% of GMV	(4.8)%	(4.3)%	(0.4	)pp	(4.7)%	(4.9)%	0.2	pp
Advertising expenses	(2,033.7)	(1,455.6)	39.7%		(3,926.7)	(2,786.5)	40.9%
% of GMV	(3.6)%	(2.6)%	(0.9	)pp	(3.3)%	(2.7)%	(0.6	)pp
Technology expenses	(259.8)	(232.0)	12.0%		(496.6)	(461.7)	7.6%
% of GMV	(0.5)%	(0.4)%	(0.0	)pp	(0.4)%	(0.4)%	0.0	pp
Depreciation and amortization	(932.9)	(931.9)	0.1%		(1,856.0)	(1,852.5)	0.2%
% of GMV	(1.6)%	(1.7)%	(0.0	)pp	(1.6)%	(1.8)%	0.2	pp
Other operating expenses, net	(488.7)	(484.9)	0.8%		(1,092.2)	(1,056.3)	3.4%
% of GMV	(0.9)%	(0.9)%	(0.0	)pp	(0.9)%	(1.0)%	0.1	pp
Impairment losses	(24.9)	(457.3)	(94.6)%		(27.8)	(675.5)	(95.9)%
% of GMV	(0.0)%	(0.8)%	0.8	pp	(0.0)%	(0.7)%	0.6	pp
Operating expenses, net	(23,504.5)	(22,075.4)	6.5%		(48,737.0)	(42,991.8)	13.4%
Operating expenses as a % of GMV	(41.5)%	(40.1)%	(1.4	)pp	(41.1)%	(41.6)%	0.5	pp

Operating expenses, net, increased by 6.5% to TRY 23,504.5 million in Q2 2026 compared to TRY 22,075.4 million in Q2 2025. The main drivers for the increase in operating expenses in Q2 2026 were a 21.7% increase in shipping and packaging expenses, a 12.5% increase in payroll and outsource staff expenses and a 39.7% increase in advertising expenses, partially offset by a 94.6% decrease in impairment losses.

Advertising expenses increased by 39.7% due to increased investment to support our growth initiatives.

Payroll and outsource staff expenses increased by 12.5% driven by higher GMV and Number of Orders, which required additional headcount and outsourced personnel.

Shipping and packaging expenses increased by 21.7% while shipping revenue grew by 5.0%. The slower rate of increase in shipping revenue is primarily related to cargo subsidies provided to merchants, to enhance merchant economics and speed.

Impairment losses decreased by 94.6% mainly due to lower expected credit losses compared to Q2 2025.

Net Loss for the Period

Net loss for the period was TRY 1,889.6 million in Q2 2026, compared to a net loss of TRY 956.2 million in Q2 2025. This negative change was mainly due to a TRY 689.6 million increase in net financial expenses and fees (net of financial income) related to fees for collection of credit card receivables due to higher numbers of credit card installments to maintain a competitive position in the market, a TRY 578.1 million increase in advertising expenses and a TRY 512.9 million increase in shipping and packaging expenses due to growth initiatives, and a TRY 438.8 million increase in cost of inventory sold and a TRY 299.3 million increase in payroll and outsource staff expenses, which were partially offset by a TRY 690.6 million increase in revenue, a TRY 432.4 million decrease in impairment losses and a TRY 492.5 million increase in monetary gains.

EBITDA

EBITDA as a percentage of GMV decreased by 1.4pp in Q2 2026 to 0.4%, compared to 1.8% in Q2 2025. EBITDA decreased to TRY 239.2 million in Q2 2026 from TRY 976.9 million in Q2 2025. These decreases were driven by a 0.9pp increase in advertising expenses, a 0.8pp increase in shipping and packaging expenses and a 0.4pp increase in payroll and outsource expenses, partially offset by a 0.8pp decrease in impairment losses in each case as a percentage of GMV.

Free Cash Flow

Our Free Cash Flow decreased by 65.5% to TRY 1,553.2 million in Q2 2026 from TRY 4,498.6 million in Q2 2025. The change was mainly driven by a TRY 2,841.9 million decrease in net cash provided by operating activities and by a TRY 103.5 million increase in tangible and intangible asset acquisitions.

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2026 unless otherwise indicated. Unaudited.)

	30 June 2026	31 December 2025
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	7,011,755	13,315,857
Restricted cash	251,626	241,469
Financial investments	2,029,525	2,374,146
Trade and loan receivables	5,321,281	7,347,358
Due from related parties	-	243
Inventories	8,874,355	10,279,578
Other current assets	1,038,481	1,377,399
Total current assets	24,527,023	34,936,050
Non-current assets:
Property and equipment	1,421,030	1,280,612
Intangible assets	4,498,755	4,560,461
Right of use assets	2,552,811	2,595,448
Trade and loan receivables	11,471	31,502
Deferred tax assets	56,441	56,441
Other non-current assets	31,288	47,758
Total non-current assets	8,571,796	8,572,222
Total assets	33,098,819	43,508,272
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	469,243	702,497
Lease liabilities	1,036,666	1,237,582
Wallet deposits	252,324	307,573
Trade payables and payables to merchants	24,702,753	30,475,666
Provisions	257,096	379,384
Employee benefit obligations	742,356	1,197,192
Contract liabilities and merchant advances	2,447,472	3,280,698
Other current liabilities	2,060,066	1,739,772
Total current liabilities	31,967,976	39,320,364
Non-current liabilities:
Lease liabilities	861,552	916,569
Employee benefit obligations	239,652	309,642
Other non-current liabilities	611,917	592,838
Total non-current liabilities	1,713,121	1,819,049
Equity:
Share capital	1,118,179	1,118,179
Treasury shares	(377,974)	(377,974)
Share premium	23,214,145	23,214,145
Accumulated deficit	(24,536,628)	(21,585,491)
Total equity	(582,278)	2,368,859
Total equity and liabilities	33,098,819	43,508,272

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2026 unless otherwise indicated. Unaudited.)

	Three Months Ended		Six Months Ended
	30 June 2026	30 June 2025	30 June 2026	30 June 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	22,810,908	22,120,304	47,570,131	42,268,647
Operating expenses
Cost of inventory sold	(14,189,329)	(13,750,550)	(29,854,640)	(26,445,128)
Shipping and packaging expenses	(2,880,740)	(2,367,904)	(5,873,648)	(4,668,482)
Payroll and outsource staff expenses	(2,694,503)	(2,395,194)	(5,609,539)	(5,045,682)
Advertising expenses	(2,033,723)	(1,455,628)	(3,926,679)	(2,786,545)
Technology expenses	(259,779)	(231,994)	(496,592)	(461,723)
Depreciation and amortization	(932,859)	(931,919)	(1,855,951)	(1,852,483)
Other operating income	147,234	139,932	278,539	286,542
Other operating expenses	(635,951)	(624,790)	(1,370,762)	(1,342,867)
Impairment losses	(24,867)	(457,269)	(27,812)	(675,457)
Operating loss	(693,609)	44,988	(1,166,953)	(723,178)
Financial income	924,851	1,493,996	2,026,760	2,862,309
Financial expenses and fees	(3,233,049)	(3,112,612)	(6,464,261)	(5,601,030)
Monetary gains/(losses)	1,109,888	617,381	2,683,895	2,008,370
Loss before income taxes	(1,891,919)	(956,247)	(2,920,559)	(1,453,529)
Income taxes	2,325	-	(30,578)	-
Loss for the period	(1,889,594)	(956,247)	(2,951,137)	(1,453,529)
Basic and diluted loss per share (TRY per share)	(5.1)	(2.9)	(9.1)	(4.5)
Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	-	-	-	-
Tax Effect of Actuarial Gain (Loss) of Defined Benefit Plans	-	-	-	-
Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income
Total comprehensive loss for the period	(1,889,594)	(956,247)	(2,951,137)	(1,453,529)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2026 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	30 June 2026	30 June 2025
	(unaudited)	(unaudited)
Loss for the period	(2,951,137)	(1,453,529)
Adjustments to reconcile loss for the period to cash flows from operating activities:	8,141,378	7,607,511
Interest and fee expenses	6,194,631	5,298,054
Depreciation and amortization	1,855,951	1,852,483
Interest income on time deposits	(1,375,695)	(1,215,550)
Interest income on financial investments	-	(4,051)
Interest income on credit sales	(253,875)	(1,113,318)
Provision for unused vacation liability	92,709	120,611
Provision for personnel bonus	453,614	558,805
Provision for legal disputes	29,981	7,624
Provision for doubtful receivables	26,785	495,253
Provision for loan receivables	8,886	210,608
Provision for impairment of trade goods, net	(113,232)	329,640
Provision for post-employment benefits	61,392	67,149
Share based payment expense	9,768	90,626
Fair value gains of financial investments	(33,821)	(43,893)
Provision for license fee	161,144	162,319
Tax Expenses	30,578	-
Net foreign exchange differences	(215,142)	(313,558)
Monetary gains on provisions	(426,718)	(271,388)
Monetary gains/(losses) on non-operating activities	1,634,422	1,376,097
Changes in net working capital
Change in trade payables and payables to merchants	(5,768,290)	1,627,633
Change in inventories	1,539,338	(977,599)
Change in trade and loan receivables	2,183,173	(383,120)
Change in contract liabilities and merchant advances	(833,226)	18,062
Change in contract assets	-	(685)
Change in other liabilities	204,443	(676,867)
Change in other assets	360,902	(255,504)
Change in due from related parties	243	22,442
Change in due to related parties	-	(19,948)
Post-employment benefits paid	(7,714)	(27,801)
Payments for concluded litigation	(4,074)	(1,240)
Payments for personnel bonus	(573,067)	(595,512)
Payments for unused vacation liabilities	(19,193)	(18,549)
Payments for license fee	(226,019)	(252,116)
Collections of doubtful receivables	7,859	30,404
Payments for share based compensation plan	(203,447)	-
Net cash provided by operating activities	1,851,169	4,643,582
Investing activities:
Purchases of property and equipment and intangible assets	(1,498,236)	(1,459,748)
Proceeds from sale of property and equipment	1,487	9,751
Purchase of financial instruments	(3,627)	(2,773,153)
Proceeds from sale of financial investment	189,627	3,992,110
Interest received on credit sales	217,983	1,086,734
Interest income on time deposits	1,380,316	1,207,861
Net cash provided by investing activities	287,550	2,063,555
Financing activities:
Proceeds from bank borrowings	3,512,976	3,853,134
Repayment of bank borrowings	(3,770,179)	(4,629,616)
Interest and fees paid	(5,845,857)	(4,898,372)
Lease payments	(710,350)	(621,630)
Net cash used in financing activities	(6,813,410)	(6,296,484)
Net increase/(decrease) in cash and cash equivalents	(4,674,691)	410,653
Cash and cash equivalents at 1 January	13,303,814	10,402,495
Effects of inflation on cash and cash equivalents	(1,675,189)	(1,486,572)
Effects of exchange rate changes on cash and cash equivalents	50,400	29,767
Cash and cash equivalents at 30 June	7,004,334	9,356,343

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures, which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus income tax less financial income plus financial expenses and fees plus depreciation and amortization plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash and cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit (net income) as determined in accordance with IFRS Accounting Standards as issued by the IASB or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS Accounting Standards as issued by the IASB or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS Accounting Standards as issued by the IASB or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. EBITDA eliminates certain items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS Accounting Standards as issued by the IASB financial measures. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/ (losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;
•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and
•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB.

The following table shows the reconciliation of EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2026. Unaudited.

	Three months ended June 30,		Six months ended June 30,
(TRY in millions)	2026	2025	2026	2025
Net loss for the period	(1,889.6)	(956.2)	(2,951.1)	(1,453.5)
Income taxes	2.3	-	(30.6)	-
Financial income	924.9	1,494.0	2,026.8	2,862.3
Financial expenses and fees	(3,233.0)	(3,112.6)	(6,464.3)	(5,601.0)
Depreciation and amortization	(932.9)	(931.9)	(1,856.0)	(1,852.5)
Monetary gains/(losses)	1,109.9	617.4	2,683.9	2,008.4
EBITDA	239.2	976.9	689.0	1,129.3

Gross Contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability and how efficiently the Company manages its inventory costs relative to its revenue as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross Contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB. The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2026. Unaudited.

	Three months ended June 30,			Six months ended June 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %	2026	2025	y/y %
Revenue	22,810.9	22,120.3	3.1%	47,570.1	42,268.6	12.5%
Cost of inventory sold	(14,189.3)	(13,750.6)	3.2%	(29,854.6)	(26,445.1)	12.9%
Gross Contribution	8,621.6	8,369.8	3.0%	17,715.5	15,823.5	12.0%

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2026. Unaudited.

	Three months ended June 30,			Six months ended June 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %	2026	2025	y/y %
Revenue	22,810.9	22,120.3	3.1%	47,570.1	42,268.6	12.5%
Reversal of IAS 29 adjustment	259.2	5,615.7	(95.4)%	2,419.3	11,722.0	(79.4)%
IAS 29-Unadjusted Revenue	22,551.7	16,504.6	36.6%	45,150.8	30,546.6	47.8%

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 June 2026. Unaudited.

	Three months ended June 30,			Six months ended June 30,
(in TRY million unless indicated otherwise)	2026	2025	y/y %	2026	2025	y/y %
Revenue	22,810.9	22,120.3	3.1%	47,570.1	42,268.6	12.5%
Cost of inventory sold	(14,189.3)	(13,750.6)	3.2%	(29,854.6)	(26,445.1)	12.9%
Gross Contribution	8,621.6	8,369.8	3.0%	17,715.5	15,823.5	12.0%
Reversal of IAS 29 adjustment	(638.1)	1,728.9	(136.9)%	(652.9)	3,203.2	(120.4)%
IAS 29-Unadjusted Gross Contribution	9,259.7	6,640.9	39.4%	18,368.4	12,620.3	45.5%

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 June 2026. Unaudited.

	Three months ended June 30,			Three months ended June 30,
(TRY in millions)	2026	Reversal of IAS 29	IAS 29 Unadjusted 2026	2025	Reversal of IAS 29	IAS 29 Unadjusted 2025
Net loss for the period	(1,889.6)	(41.6)	(1,848.0)	(956.2)	(426.8)	(529.4)
Income taxes	2.3	2.3	0.0	0.0	0.0	0.0
Financial income	924.9	11.5	913.4	1,494.0	381.4	1,112.6
Financial expenses and fees	(3,233.0)	(11.7)	(3,221.4)	(3,112.6)	(757.2)	(2,355.4)
Depreciation and amortization	(932.9)	(413.7)	(519.1)	(931.9)	(542.7)	(389.2)
Monetary gains/(losses)	1,109.9	1,109.9	0.0	617.4	617.4	0.0
EBITDA	239.2	(739.8)	979.1	976.9	(125.7)	1,102.6

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 June 2026. Unaudited.

	Six months ended June 30,			Six months ended June 30,
(TRY in millions)	2026	Reversal of IAS 29	IAS 29 Unadjusted 2026	2025	Reversal of IAS 29	IAS 29 Unadjusted 2025
Net loss for the period	(2,951.1)	236.6	(3,187.7)	(1,453.5)	(606.0)	(847.5)
Income taxes	(30.6)	(30.6)	0.0	0.0	0.0	0.0
Financial income	2,026.8	108.2	1,918.6	2,862.3	796.3	2,066.0
Financial expenses and fees	(6,464.3)	(238.2)	(6,226.1)	(5,601.0)	(1,469.3)	(4,131.7)
Depreciation and amortization	(1,856.0)	(827.5)	(1,028.5)	(1,852.5)	(1,097.2)	(755.3)
Monetary gains/(losses)	2,683.9	2,683.9	0.0	2,008.4	2,008.4	0.0
EBITDA	689.0	(1,459.3)	2,148.3	1,129.3	(844.2)	1,973.6

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash provided by operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash provided by operating activities, capital expenditures and our other IFRS Accounting Standards as issued by the IASB results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2026. Unaudited.

	Three months ended June 30,		Six months ended June 30,
(TRY in millions)	2026	2025	2026	2025
Net cash provided by operating activities	2,274.0	5,115.9	1,851.2	4,643.6
Capital expenditures	(721.1)	(625.1)	(1,498.2)	(1,459.7)
Proceeds from the sale of property and equipment	0.4	7.8	1.5	9.8
Free Cash Flow	1,553.2	4,498.6	354.4	3,193.6

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS Accounting Standards as issued by the IASB.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

Net Working Capital has limitations as a financial measure, and you should not consider it in isolation as a measure of our liquidity or other analysis of our results as reported under IFRS Accounting Standards as issued by the IASB. There are limitations to using non-IFRS financial measures, including that other companies calculate Net Working Capital differently. Because of these limitations, you should consider Net Working Capital alongside other financial performance measures, including current assets, current liabilities and our other IFRS Accounting Standards as issued by the IASB results.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2026. Unaudited.

(TRY in millions)	As of June 30, 2026	As of Dec 31, 2025
Current assets	24,527.0	34,936.1
Cash and cash equivalents	(7,011.8)	(13,315.9)
Financial investments	(2,029.5)	(2,374.1)
Current liabilities	(31,968.0)	(39,320.4)
Bank borrowings, current	469.2	702.5
Lease liabilities, current	1,036.7	1,237.6
Net Working Capital	(14,976.3)	(18,134.2)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;
•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;
•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;
•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our GMV;
•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;
•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;
•	Gross Contribution Margin as Gross Contribution represented as a percentage of GMV;
•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;
•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;
•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;
•	Number of Orders as the number of orders we received through our platform excluding returns and cancellations and digital products;
•	Order Frequency as the number of orders per Active Customer over a 12-month period preceding the relevant date;
•	Active Merchants as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;
•	Active Customers as users (both unregistered users and members) who have purchased at least one item listed on our platform (excluding orders for digital products and orders made on HepsiExpress) within the 12-month period preceding the relevant date, excluding returns and cancellations;
•	Digital products as non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription; and
•	Average Order Value as GMV divided by the Number of Orders in a given period, excluding digital products and orders made on HepsiExpress from the numerator and denominator.

_________________

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting millions of customers with a broad range of products and services. Through its marketplace, retail operations, logistics capabilities, payment solutions and customer-focused technology, Hepsiburada aims to make commerce easier, faster and more accessible for customers and businesses across Türkiye.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflicts in Ukraine, Iran and Syria, including their impact on Türkiye's border regions; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the high inflationary environment and/or (vi) currency devaluation; (d) the impact of Kaspi.kz’s acquisition of a controlling stake in the Company; (e) the anticipated launch of new initiatives, businesses or any other strategic projects and partnerships; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (g) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (h) our liquidity, substantial indebtedness, and ability to obtain additional financing; (i) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (j) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (k) our ability to grow and externalize the services of our strategic assets; and (l) regulatory changes in the e-commerce law, corporate tax law and income tax law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will”, “seek”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2025 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS Accounting Standards as issued by the IASB and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS Accounting Standards as issued by the IASB. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited financial information for the three months and six months ended June 30, 2026 and 2025 and as of June 30, 2026 and December 31, 2025. The financial information has not been audited or reviewed by the Company’s auditors. The consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS Accounting Standards as issued by the IASB and pursuant to the regulations of the SEC.